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                              August 24, 2023

       Renmei Ouyang
       Chief Executive Officer
       TD Holdings, Inc.
       139, Xinzhou 11th Street
       Futian District
       Shenzhen, Guangdong, PRC 518000

                                                        Re: TD Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 3,
2023
                                                            File No. 333-273676

       Dear Renmei Ouyang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed August 3, 2023

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page, as you do on page 2, that you are not a Chinese
operating company but a Delaware holding company with operations conducted by your
subsidiaries based in China and that this structure involves unique risks to investors. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a
material change in the value of the securities you are registering for sale, including that it
could cause the value of such securities to significantly decline or become worthless.
Provide a cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
 Renmei Ouyang
FirstName LastNameRenmei  Ouyang
TD Holdings, Inc.
Comapany
August 24, NameTD
           2023    Holdings, Inc.
August
Page 2 24, 2023 Page 2
FirstName LastName
2. We refer you to comment 1 of the letter dated July 10, 2023, regarding your annual report on Form 10-K. Please make corresponding changes to this registration statement.
3. We note your disclosure describing how cash is transferred through your organization;
         however, please also provide a cross-reference to the consolidated financial statements. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.
Our Company, page 2

4. We refer you to comment 2 of the letter dated July 10, 2023, regarding your annual report on Form 10-K. Please make corresponding changes to this section of your registration statement. In addition, please update the organizational chart to reflect, if true, that you no longer have a VIE relationship with Shenzhen Tongdow Internet Technology Co., Ltd.
5. As your risk factor section is over 15 pages long, please include a risk factor summary.
         Refer to Item 105(b) of Regulation S-K. In addition, in your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Applicable Government Regulations, page 6

6. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors and that you do not have any additional registration requirements with the CSRC. If true, state as much and explain why such an opinion was not obtained. With regards to the confirmation provided by your legal adviser
 Renmei Ouyang
TD Holdings, Inc.
August 24, 2023
Page 3
         Tahota Law Firm (Beijing), please clarify, if true, whether you have received an opinion of counsel. If you have not relied upon an opinion of counsel with respect to your conclusions, state as much and explain why such an opinion was not obtained.
Intracompany Cash Transfer, page 8

7. We note your disclosure describing how cash is transferred through your organization;
         however, please also provide a cross-reference to the consolidated financial statements. In addition, please amend your disclosure here to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.
Risk Factors
Risks Related to Doing Business in China
The PRC government has the ability to exert substantial supervision over any offering or listing of securities conducted overseas and/or..., page 19

8.       Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
General

9. Regarding the resale transaction by Streeterville Capital, LLC, please register the maximum number of shares that you believe you may issue upon conversion of the convertible portion of the promissory note. You may base the number of a good faith estimate. You cannot register a dollar amount of securities for this transaction. Please refer to Questions 213.02, 228.03 and 228.04 of the Securities Act Rules Compliance and
         Disclosure Interpretations, which are available on our website.
10. We note from your annual report on Form 10-K, filed on March 10, 2023, that you entered into a VIE termination agreement on June 25, 2020. However, in this registration
FirstName LastNameRenmei Ouyang
       statement it appears that you still describe your organization as relying on a VIE based in
Comapany    NameTD
       China.         Holdings,
               Please clarify the Inc.
                                  discrepancy between this registration
statement and the annual
Augustreport.
        24, 2023 Page 3
FirstName LastName
 Renmei Ouyang
FirstName LastNameRenmei  Ouyang
TD Holdings, Inc.
Comapany
August 24, NameTD
           2023    Holdings, Inc.
August
Page 4 24, 2023 Page 4
FirstName LastName
11. We note that one or more of your officers are located in the PRC/Hong Kong. In future filings, please disclose (i) that is the case and identify the relevant individuals, and (ii)
         include a separate    Enforceability    section and a risk factor
addressing the challenges of
         bringing actions and enforcing judgments/liabilities against such individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services
cc:      Mark Li